# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: VERSAMET ROYALTIES CORPORATION, CIK 0002080073
CUSIP: 92528V200
Title of class of securities: Common Shares, no par value
Address of issuer's principal executive offices: SUITE 320, 733 SEYMOUR STREET, Vancouver, British Columbia Canada (A1), V6B 0S6
Date of event which requires filing of this statement: 03/05/2026
Filed by CIK 0002025889
Persons authorized to receive notices and communications: Tether Global Investments Fund, Final Av. La Revolucion, Edif. Centro, Corporativo Presidente Plaza, Nivel 12, San Salvador, El Salvador (H3), 00000, 443333355842

## Reporting persons
- Tether Global Investments Fund, S.I.C.A.F., S.A. (CIK 0002025889): type of reporting person: corporation (CO); citizenship or place of organization: El Salvador (H3); source of funds: other (OO); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 13,402,985; sole dispositive power 0; shared dispositive power 13,402,985; aggregate amount beneficially owned 13,402,985 (12.7% of the class)
  Comment: Note in relation to Items 8, 10 and 11: Includes 13,402,985 Common Shares, no par value per share ("Common Shares") of Versamet Royalties Corporation held by Tether Investments, S.A. de C.V., a wholly owned subsidiary of Tether Global Investments Fund, S.I.C.A.F., S.A.
  Note in relation to Item 13: This percentage is calculated based upon 105,645,324 Common Shares outstanding on March 3, 2026, as reported in the Issuer's Form 20-F/A filed with the Securities and Exchange Commission on March 4, 2026.
- Tether Investments, S.A. de C.V. (CIK 0002049832): type of reporting person: corporation (CO); citizenship or place of organization: El Salvador (H3); source of funds: working capital (WC); sole voting power 0; shared voting power 13,402,985; sole dispositive power 0; shared dispositive power 13,402,985; aggregate amount beneficially owned 13,402,985 (12.7% of the class)
  Comment: Note in relation to Item 13: This percentage is calculated based upon 105,645,324 Common Shares outstanding on March 3, 2026, as reported in the Issuer's Form 20-F/A filed with the Securities and Exchange Commission on March 4, 2026.
- Giancarlo Devasini (CIK 0002050373): type of reporting person: individual (IN); citizenship or place of organization: Italy (L6); source of funds: other (OO); sole voting power 0; shared voting power 13,402,985; sole dispositive power 0; shared dispositive power 13,402,985; aggregate amount beneficially owned 13,402,985 (12.7% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Shares, no par value
Name of issuer: VERSAMET ROYALTIES CORPORATION
Address of issuer's principal executive offices: SUITE 320, 733 SEYMOUR STREET, Vancouver, British Columbia Canada (A1), V6B 0S6
Comment: This statement on Schedule 13D relates to the Common Shares, no par value ("Common Shares") of Versamet Royalties Corporation, a corporation incorporated in British Columbia, Canada (the "Issuer"). The address of the principal executive offices of the Issuer is Suite 3200 - 733 Seymour Street, Vancouver, British Columbia, Canada V6B 0S6. The Common Shares are listed on the Toronto Stock Exchange and the Nasdaq Capital Market under the ticker symbol "VMET".

## Item 2. Identity and Background
Name of person filing: This statement is being filed by Tether Global Investments Fund, S.I.C.A.F., S.A., Tether Investments, S.A. de C.V. and Giancarlo Devasini (collectively, the "Reporting Persons"). Certain information regarding Tether Global Investments Fund, S.I.C.A.F., S.A., Tether Investments, S.A. de C.V. and their respective executive officers and directors is set forth on Schedule A attached hereto.
Residence or business address: The principal business address of the Reporting Persons is Final Av. La Revolucion, Colonia San Benito, Edif. Centro, Corporativo Presidente Plaza, Nivel 12, Oficina 2, Distrito de San Salvador, Municipio de San Salvador Centro, Republica de El Salvador.
Present principal occupation or employment: The principal business of Tether Investments, S.A. de C.V.is primarily to make strategic investments in emerging technologies, such as artificial intelligence and peer-to-peer platforms, sustainable Bitcoin mining operations, and digital education initiatives. Tether Investments, S.A. de C.V. is also involved in funding and supporting projects that enhance financial inclusion and build resilient financial infrastructure worldwide. Tether Global Investments Fund, S.I.C.A.F., S.A. is the holding company for the Tether Group. The principal occupation of Giancarlo Devasini is to serve as a director of Tether Global Investments Fund, S.I.C.A.F., S.A.
Criminal convictions in the last five years: None
Civil proceedings (securities laws) in the last five years: None
Citizenship: See Item 6 of the respective cover page of each Reporting Person.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Reporting Persons used cash from working capital as consideration for the shares of Class A Common Stock.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in Item 3 and Item 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

Subject to applicable securities laws and regulations, market conditions and other factors, the Reporting Persons may, from time to time, acquire additional Common Shares, and/or retain and/or sell all or a portion of the Common Shares beneficially owned by the Reporting Persons from time to time in open market transactions pursuant to Rule 144 under the Securities Act of 1933, as amended (the "Securities Act"), pursuant to registered secondary offerings or transactions exempt from the registration requirements of the Securities Act, in privately negotiated transactions or otherwise, including pursuant to Rule 10b5-1 plans, for liquidity, asset diversification, tax and estate planning and charitable giving purposes. The Reporting Persons may modify their current plans depending on the reporting persons' evaluation of various factors, including the Issuer's business prospects and financial position, other developments concerning the Issuer, the price level of the Common Shares, conditions in the securities markets and general economic and industry conditions and other factors deemed relevant by the reporting persons. Furthermore, the Reporting Persons continue to reserve the right to formulate plans or make proposals, and take such action with respect thereto, including any or all of the items set forth in subsections (a) through (j) of Item 4 of Schedule 13D and any other actions, as they may determine.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Reporting Persons beneficially own an aggregate of 13,402,985 Common Shares, representing 12.7% of the outstanding shares of Class A Common Stock. This percentage is calculated based upon 105,645,324 Common Shares outstanding on March 3, 2026, as reported in the Issuer's Form 20-F/A filed with the Securities and Exchange Commission on March 4, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose: Each of the Reporting Persons has voting and dispositive power with respect to the beneficially owned 13,402,985 Common Shares.
Transactions in the class effected during the past sixty days: On February 9, 2026, the Reporting Persons acquired 1,575,712 Common Shares at a price of C$13.75 per Common Share, pursuant to a private placement from the Issuer in connection with the Issuer's bought deal public offering of Common Shares.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth in Item 2 and Item 4 of this Schedule 13D is incorporated herein by reference.

Investor Rights Agreement

On November 17, 2025, Tether Investments S.A. de C.V. purchased 11,827,273 Common Shares from Royal Gold, Inc. In connection such purchase, Tether Investments, S.A. de C.V. entered into an investor rights agreement with the Issuer (the "Investor Rights Agreement"). The following is a summary of the principal terms of the Investor Rights Agreement. The term "investor", as such term is used in the summary below, refers to Tether Investments, S.A. de C.V.

Board Nomination

Unless the Investor Rights Agreement is terminated pursuant to its terms, which shall automatically occur on the date the investor's share ownership percentage ceases to be at least 10% for a continuous period of 30 days, the investor shall have the right to designate one investor nominee for election to the Issuer's board of directors. If the investor is entitled to nominate a nominee but has not done so, the investor shall be entitled to designate an observer to attend all meetings of the Issuer's board of directors. The Issuer's management is required to support and vote in favor of such nominees, provided they meet applicable eligibility criteria.

Escrow Agreement

The investor also agreed to comply with and be bound by any escrow requirements imposed by any stock exchange in connection with the closing of a going public transaction. In connection therewith, the investor agreed to be bound by the Escrow Agreement dated May 12, 2025 among the Issuer, TSX Trust Company, and certain securityholders (the "Escrow Agreement").

Participation and Top-Up Rights

Subject to certain exceptions, if the Issuer proposes to offer or issue any Common Shares or securities convertible or exchangeable into Common Shares, the investor will be entitled to participate in such issuance on a pro rata basis. In addition, at any time and from time to time, the investor has a top-up right to maintain its ownership in connection with any security-based compensation arrangement and any other dilutive issuance where the participation right does not apply.

Piggyback Registration Rights

Provided the investor holds at least a 15% ownership of the Issuer and subject to standard procedural matters, the investor has piggyback registration rights on prospectus offerings of our securities, except for fully underwritten offerings on a bought deal basis pursuant to which an underwriter has committed to purchase our securities pursuant to a "bought deal" letter prior to the filing of a prospectus or a prospectus supplement or a distribution pursuant to an overnight marketed offering.

Termination

The Investor Rights Agreement terminates automatically if investor ownership percentage is below 10% for a period of 30 consecutive days.

The foregoing descriptions of the Investor Rights Agreement and Escrow Agreement do not purport to be complete and are qualified in their entirety by reference to the Investor Rights Agreement, a copy of which is attached as Exhibit 4.4 to the Issuer's Form 20-F/A filed with the SEC on March 4, 2026, and is incorporated herein by reference, and the Escrow Agreement, a copy of which is attached as Exhibit 4.7 to the Issuer's Form 20-F/A filed with the SEC on March 4, 2026, and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Schedule A Executive Officers and Directors
99.1 Agreement of filing persons relating to filing of joint statement per Rule 13d-1(k).
99.2 Investor Rights Agreement, dated November 17, 2025, between Versamet Royalties Corporation and Tether Investments S.A. de C.V. (incorporated by reference to Exhibit 4.4 to the Issuer's Form 20-F/A filed with the SEC on March 4, 2026).
99.3 Escrow Agreement dated May 12, 2025 among Versamet Royalties Corporation, TSX Trust Company, and certain securityholder (incorporated by reference to Exhibit 4.7 to the Issuer's Form 20-F/A filed with the SEC on March 4, 2026).

## Signatures
- Tether Global Investments Fund, S.I.C.A.F., S.A.: /s/ Omar Rossi, Omar Rossi, Sole Administrator (03/12/2026)
- Tether Investments, S.A. de C.V.: /s/ Giancarlo Devasini, Giancarlo Devasini, Sole Administrator (03/12/2026)
- Giancarlo Devasini: /s/ Giancarlo Devasini, Giancarlo Devasini, individually (03/12/2026)